EXHIBIT 4.02

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

USA TRUCK, INC.

DESCRIPTION OF CAPITAL STOCK

As used in this section only, the “Company,” “we,” “our” or “us” refer to USA Truck, Inc., excluding our subsidiaries, unless expressly stated or the context otherwise requires.

The following description is intended as a summary of our Restated and Amended Certificate of Incorporation, our Bylaws, as amended and restated, and to applicable provisions of the Delaware General Corporation Law, or the DGCL.  The following description is only a summary of the material provisions of our capital stock, the Charter, and the Bylaws and does not purport to be complete and is qualified in its entirety by reference to the provisions of the Charter and the Bylaws.

Authorized Capital Stock

Under our Restated and Amended Certificate of Incorporation, as amended (“Certificate of Incorporation”), our authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Our common stock is listed on the NASDAQ Global Select Market under the symbol “USAK.”  Any additional common stock we issue will also be listed on the NASDAQ Global Select Market.  The holders of common stock are entitled to receive dividends, or other distributions with respect to our outstanding shares, as may be declared from time to time by our board of directors.  Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have cumulative voting rights in the election of directors.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares on preferred stock, if any such stock is authorized.  Holders of common stock have no preemptive rights to subscribe for any additional shares of any class we may issue, nor any conversion, redemption, or sinking fund rights.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines.  The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.  Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.  We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Certain Provisions of our Certificate of Incorporation and Amended and Restated Bylaws

Advance Notice of Proposals and Nominations. Our Bylaws, as amended and restated (“Bylaws”) provide that stockholders must provide timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Notice for a proposal or nomination is timely if it is delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the stockholders. If, however, the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice is timely if received not later than the close of business on the 10th day following the first day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting otherwise was made, whichever occurs first. The Bylaws also specify the form and content of a stockholder’s notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders. In addition, our Bylaws permits eligible stockholders with an ownership threshold of 3% of the Company, who have held their shares for at least three years and who otherwise meet the requirements set forth in the Bylaws, to have their nominees consisting of the greater of 25% or two nominees of the Board included in the Company’s proxy materials. An unlimited number of stockholders can aggregate ownership for purposes of meeting the 3% requirement. This process is subject to additional eligibility, procedural, and disclosure requirements set forth in the Bylaws.

Indemnification of Directors, Officers, and Employees. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•     for breach of duty of loyalty;

•     for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•     under Section 174 of the DGCL (unlawful dividends); or

•     for transactions from which the director derived improper personal benefit.

Our Certificate of Incorporation and Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL.  We are also expressly required to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us.  We are expressly authorized to carry directors’ and officers’ insurance providing insurance for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Anti-Takeover Provisions of Delaware Law and Our Charter Provisions

We are a Delaware corporation subject to Section 203 of the DGCL.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•     the corporation has elected in its certificate of incorporation or bylaws to be excluded from the restrictions of Section 203 (the lack of such an election in our Certificate of Incorporation and Bylaws means that we are currently subject to restrictions on such combinations and transactions);

•     prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•     upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•     at the time of or after the person became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term “business combination” is defined generally to include, among other things, mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries, transactions that increase an interested stockholder's percentage ownership of stock, and the receipt by an interested stockholder of a disproportionate financial benefit provided by or through the corporation or its majority-owned subsidiaries.

The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period.  The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.  These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Article V of our Certificate of Incorporation and certain sections of our Bylaws also contain provisions that could have anti-takeover effects, including the following provisions:

•     classifying members of our board of directors into three classes, such that members of the three classes are elected to staggered terms of three years each;

•     allowing an increase in the number of directors only if at least 75% of the directors then in office agree to the increase;

•     reserving to the board of directors the exclusive right to fill vacancies on the board;

•     providing that a director may be removed only for cause and only upon the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of voting capital stock of the corporation, voting together as a single class;

•     requiring the affirmative vote or consent of the holders of two-thirds of the shares of stock entitled to vote thereon (including the affirmative vote of the holders of at least two-thirds of the shares of any class or series of capital stock entitled to vote separately thereon) to authorize major corporate transactions required to be approved by the stockholders under the DGCL, such as mergers, consolidations, and asset sales;

•     requiring the affirmative vote or consent of the holders of two-thirds of the shares of stock entitled to vote thereon (including the holders of at least two-thirds of the issued and outstanding shares or any class or series entitled to vote separately thereon) to amend any of the foregoing provisions in our Certificate of Incorporation; and

•     requiring advance notice of all stockholder proposals, including nominations for election as director.

In addition, our Certificate of Incorporation grants our board of directors the authority to amend and repeal our Bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware, our Certificate of Incorporation, or Bylaws.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise.  Our Certificate of Incorporation does not expressly provide for cumulative voting.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares.  However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as our common stock is listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances.  These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

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